901 K Street N.W., Suite 700 Washington, DC 20001

F. Alec Orudjev	www.schiffhardin.com
aorudjev@schiffhardin.com

June 12, 2013

VIA SEC EDGAR (SEC Correspondence)

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cytomedix, Inc.

Post-effective amendment to Form S-3 on Form S-1

Filed May 20, 2013

File No. 333-183703

Dear Mr. Russell:

On behalf of Cytomedix, Inc. (the “Company”) and in connection with the Post-effective Amendment to Form S-3 on Form S-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 20, 2013 (File No. 333-183703) (the “POS AM Filing”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the POS AM Filing as transmitted by the Staff letter dated June 7, 2013 (the “Comment Letter). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the POS AM Filing (the “Amended Filing”) reflecting changes in response to the Comment Letter is being filed today via the Commission’s EDGAR system.

Selling Security Holders, page 17

1. Please tell us whether any Cytomedix affiliates sold any securities registered for sale on this registration statement since March 17, 2013. If any such sales did occur, please provide us your analysis of why it was appropriate to use a registration statement Form for which, according to your “Explanatory Note,” you were not eligible; for guidance, see the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretation 114.04 available on the Commission’s website.

Response:

Following the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (filed with the SEC on March 18, 2013) and the Company’s notice to its affiliates of unavailability of this registration statement for the reasons set forth in the Explanatory Note, no Cytomedix affiliates sold any securities registered for sale on this registration statement.

June 12, 2013

Penny Stock, page 18

2. Please provide us your analysis supporting your conclusion that your stock currently is penny stock. Address in your analysis Rule 3a51-1(g). If your stock is not currently a penny stock but you meant to disclose that your stock was and may again be a penny stock, please revise your references to penny stock throughout your document to clarify. If your stock is a penny stock, please remove from your filing references to the statutory safe harbor that is not available to penny stock issuers; we note for example the second sentence on page 19.

Response:

The Company’s stock does not meet the “penny stock” definition under Exchange Act Rule 3a51-1(g). Consequently, the Amended Filing has been revised to remove such references in the “Risk Factors” section and elsewhere in the prospectus.

Financial Statements

3. Please provide us your analysis supporting your conclusions regarding which Cytomedix fiscal years are required to be presented in the financial statements included in this registration statement. Cite all authority on which you rely.

Response:

Financial Statements of the Company

The Company’s financial statements for the fiscal year ended December 31, 2010 were audited by PricewaterhouseCoopers LLP and the financial statements for the years ended December 31, 2011 and 2012 were audited by its current auditors, Stegman & Company (“Stegman”). Prior to the calendar year 2012, the Company had been a "smaller reporting company", as the term is defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in 2012 (on the June 30, 2012 determination date) the Company’s filing status changed to that of an “accelerated filer”. Consequently, the Company was required to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”) on or before the filing deadline applicable to accelerated filers while the substantive financial and non-financial disclosures and presentations in the 2012 10-K were to be made subject to the disclosure requirements appropriate for the “smaller reporting companies”, as set forth under Item 10 of Regulation S-K and discussed in CD&I Question 130.04. The Company filed the 2012 10-K on March 18, 2013 which included its audited financial statements as of and for the years ended December 31, 2012 and 2011. Following such filing, the Company made the POS AM Filing, which contained (i) unaudited condensed consolidated financial statements of the Company for the fiscal quarters ended March 31, 2013 and 2012, and (ii) audited consolidated financial statements of the Company as of and for the years ended December 31, 2012 and 2011.

June 12, 2013

Financial Statements of Aldagen

On February 8, 2012, the Company completed its acquisition of Aldagen, Inc., a Delaware corporation (“Aldagen”), which acquisition was material/of major significance at above the 50% level. The Company filed a Current Report on Form 8-K on February 9, 2012, as subsequently amended, to include (i) audited financial statements of Aldagen as of and for the years ended December 31, 2011 and 2010, and for the period from March 3, 2000 (Aldagen’s inception) through December 31, 2011, (ii) Unaudited Pro forma Condensed Combined Financial Data as of and for the year ended December 31, 2011, and (iii) consent of Ernst & Young LLP (“E&Y”), Aldagen’s independent auditing firm for the inclusion of its reports on the financial statements for the foregoing fiscal periods.

In determining the periods for which Aldagen’s financial statements must be included in the POS AM Filing, the Company reviewed and relied on (i) Section 2040.2 of the Division of Corporation Finance Financial Reporting Manual and (ii) Rule 3-06 of Regulation S-X.

Under the guidance in Section 2040.2 of the Division of Corporation Finance Financial Reporting Manual (reproduced below, with the italicized emphasis added), the Company was required to include Aldagen’s financial statements in the POS AM Filing for the number of periods prior to the acquisition such that the combination of the pre-acquisition financial statements of Aldagen in addition to the post-acquisition financial statements of the Company which include the operations of Aldagen would equal to the number of periods specified in Rule 3-02 of Regulation S-X promulgated under the Securities Act of 1933, as amended (“Regulation S-X”), or three years:

2040.2 “Major Significance” and Previously Filed Acquiree Financial Statements

Generally, previously filed financial statements of an acquired business need not be presented once the acquired operations are included in at least nine months of post-acquisition audited results unless the acquisition is of major significance [S-X 3-05(b)(4)(iii)]. Although the acquisition may be of major significance at lower thresholds due to factors specific to the registrant, the staff presumes that the acquisition is of such major significance that investors need previously filed financial statements of the acquired company in a registration or proxy statement if:

• the acquired business is included in audited results of the registrant for less than 21 months and its significance was equal to or greater than 70% and less than 80%; or

• the acquired business is included in audited results of the registrant for less than 33 months and was significant at the 80% or greater level.

June 12, 2013

If the acquired business is of major significance, the financial statements of the acquired business should continue to be presented in a registration or proxy statement for the number of periods prior to the acquisition such that the combination of pre- and post-acquisition periods presented cover the equivalent number of periods specified in S-X 3-02 . [S-X 3-05(b)(4)(iii)]. The requirement to present the equivalent number of periods specified in S-X 3-02 does not mean that the audited periods presented must be continuous [emphasis added]. Also, registrants should include the complete financial statements of the acquired business notwithstanding the reference to the income statement in the example provided in S-X 3-05(b)(4)(iii); however the balance sheets of the acquired business may be excluded by the registrant if the audited balance sheet of the registrant is as of a date after consummation of the acquisition.

In determining which specific periods may be counted towards fulfilling the three year requirement set forth in Section 2040.2 of the Division of Corporation Finance Financial Reporting Manual, the Company looked to Rule 3-06 of Regulation S-X (reproduced below, with the italicized emphasis added) and determined that the Company’s financial statements for the year ended December 31, 2012 would satisfy one of those three years since it included the results of Aldagen’s operations and cash flows from the date of Aldagen’s acquisition, February 8, 2012, to December 31, 2012, a period in excess of nine months. Rule 3-06 provides that in determining whether the requirement to include financial statements for a time period in excess of one year (e.g., the three year requirement here) is satisfied, the financial statements for a nine month period may be counted once as satisfying the requirement for one full year. (In addition, as noted in the last emphasized sentence of Section 2040.2 of the Division of Corporation Finance Financial Reporting Manual, “[T]he requirement to present the equivalent number of periods specified in S-X 3-02 does not mean that the audited periods presented must be continuous.” Therefore, the gap in the audited periods of January 1, 2012 to February 8, 2012 is not disqualifying.)

Therefore, the Company determined that the requirement for the audited financial statements of Aldagen for three years was satisfied through the combination of the inclusion of the POS AM Filing of (i) the audited financial statements of Aldagen for the years ended December 31, 2011 and 2010 and (ii) the audited financial statements of the Company for the year ended December 31, 2012 which included Aldagen’s operations and cash flows for a period in excess of nine months.

RULE 3-06. FINANCIAL STATEMENTS COVERING A PERIOD OF NINE TO TWELVE MONTHS.

Except with respect to registered investment companies, the filing of financial statements covering a period of nine to 12 months shall be deemed to satisfy a requirement for filing financial statements for a period of one year where:

(a) the issuer has changed its fiscal year;

(b) the issuer has made a significant business acquisition for which financial statements are required under Rule 3-05 and the financial statements covering the interim period pertain to the business being acquired; or

(c) the Commission so permits pursuant to Rule 3-13.

June 12, 2013

Where there is a requirement for filing financial statements for a time period exceeding one year but not exceeding three consecutive years (with not more than 12 months included in any period reported upon), the filing of financial statements covering a period of nine to 12 months shall satisfy a filing requirement of financial statements for one year of that time period only if the conditions described in either paragraph (a), (b), or (c) of this section exist and financial statements are filed that cover the full fiscal year or years for all other years in the time period. [emphasis added].

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The company should provide us with a letter, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process. Please feel free to contact the undersigned in Washington DC at (202) 724-6846 should you required if you wish to discuss the Company’s revised submission.

Very truly yours,

/s/ F. Alec Orudjev
F. Alec Orudjev

Cc:	Martin P. Rosendale, CEO

Steven A. Shallcross, CFO